No Act
P.E. 7-10-03

03030361

September 11, 2003

Act: 33
Section: 2(a)(1)
Rule:
Public Availability: 9-11-03

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Ticket Reserve, Inc.
Incoming letter dated July 10, 2003

Based on the facts presented, this Division will not recommend any enforcement action to the Commission if, in reliance upon your opinion as counsel, The Ticket Reserve engages in the activities described in your letter without compliance with the registration requirements of the Securities Act of 1933.

Because this position is based on the representations contained in your letter, it should be noted that any different facts or conditions might require another conclusion. Further, this response only represents the Division position on enforcement action and does not purport to express and legal conclusion on the facts presented.

Sincerely,

Keir D. Gumbs
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2003

Paul Gonson
Kirkpatrick & Lockhart LLP
1800 Massachusetts Avenue, NW
Washington, DC 20036-1221

Re: The Ticket Reserve, Inc.

Dear Mr. Gonson:

In regard to your letter of July 10, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

Kirkpatrick & Lockhart LLP

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
www.kl.com

July 10, 2003

Paul Gonson
Phone: 202.778.9434
Fax: 202.778.9100
pgonson@kl.com

Paula Dubberly
Chief Counsel,
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Kier Gumbs, Esq.

Dear Ms. Dubberly:

On behalf of our client, The Ticket Reserve, Inc. ("Company"), we respectfully request that the Division of Corporation Finance ("Division") concur with our opinion expressed below that the operations of an electronic marketplace on which persons can sell and buy tickets for sporting and other events (as described below) do not constitute or involve a "security" under the Securities Act of 1933 or the Securities Exchange Act of 1934 and that the Division advise us that if the operations should occur substantially as described, the Division will not recommend to the Securities and Exchange Commission that it take any enforcement action.

<u>Summary</u>

The Company is developing an electronic marketplace that it will call The Ticket Reserve ("TTR") on which sports teams, and eventually music and concert sponsors, will be able to sell tickets for their seasons or events. Purchasers of tickets on TTR will, in turn, be permitted to sell their tickets on TTR. The Company believes that sports teams and other event sponsors will support TTR because it will provide an attractive alternative marketing opportunity for sponsors, and purchasers will be attracted by the ability to resell their tickets with visible pricing to all parties in a transparent marketplace. TTR will also provide event sponsors with improved knowledge about their customers, the added security of knowing who is attending their games or events, a significant data mining (fan profiling) and marketing advantage, and the ability to compete with ticket scalpers and brokers by recovering part of the premiums paid by purchasers for especially popular tickets.

Tickets sold through TTR will be registered and only those tickets can be resold on TTR. TTR will be neutral. It will not act as a principal or as an agent for the buyer or seller. Nor will it guarantee that a buyer or seller can be found, nor itself make a market or guarantee liquidity.

TTR will provide an alternative means to buy tickets to highly desirable events for the purpose of attending the events and to sell tickets that might otherwise go unused. But, we recognize that there will also be people who will buy and sell tickets in the hope of making a profit. It is for this reason that we are writing to you in order to obtain your concurrence in our view that a "security" is not involved.

The Company

The Ticket Reserve, Inc. was incorporated in Illinois in February 2001. It is privately held and unaffiliated with any sports team or event sponsor. The Company carries on no other business and it and the TTR concept are in the development stage.

The Company is developing a trading platform and matching engine for TTR. The Company has entered into a letter of intent with the National Futures Association ("NFA") to provide market monitoring and dispute resolution services. These services are summarized below.

How TTR Will Work

The Arrangement with the Sports Team or Event Sponsor. The Company will develop with sports teams and other event sponsors packages that will be offered on TTR including, the Company hopes, the better and more desirable tickets. It is neither likely nor anticipated that the Company will be the exclusive marketing and sales outlet for the team or sponsor, nor that tickets sold on TTR will be anything but a minority of all tickets available for any event. The Company will co-market with sports teams and event sponsors TTR as an alternative way to buy and sell tickets. Purchasers will be able to make their purchase transaction on TTR, and sales of all tickets effected on TTR will be registered. Thereafter, registered participants will have access to TTR for the resale of their tickets. Tickets purchased from ticket scalpers or brokers or any other source (including those unregistered tickets purchased directly from the sports team or event sponsor) will not be eligible for resale on TTR.

As presently contemplated, three categories of ticket-related goods will be sold on TTR for season-long sports; the types of ticket-related goods will, of course, vary with the nature of the event. Each reflects a contractual relationship between the purchaser and the sports team, not the Company or TTR, and each will be transferable only on TTR and subject to its rules.

1. Seat Licenses -- The purchaser makes a one-time payment and obtains the right and obligation (permanently or for a term of years) to buy annually each ticket for a season's

events and a playoff ticket right (described below) for a specified seat at a particular stadium.[1]

2. Event Tickets -- The purchaser buys a ticket for a specific seat for a particular game or event.

3. Contingent Event Certificates -- The purchaser for a fee receives the right and obligation to purchase a ticket for a post-season event.[2] Such right and obligation will expire if the designated post-season event does not take place.

The TTR Website. TTR's website, in addition to promoting the sale of ticket-related goods, will provide event information, news and weather, ticket-pricing information and event materials. Visitors may access the website without registering, but TTR participants will be required to register with TTR by providing personal and demographic information that will be provided to event sponsors. Only registered participants will have access to TTR.

TTR. Once registered, participants will have access to TTR and have the ability to purchase ticket-related goods online and through telephone transactions. It is anticipated that TTR will use a bid/ask exchange format, in which individual bids and offers for ticket-related goods, including bids for tickets for seats in specific sections of stadiums or arenas, or auditoriums, are sorted and posted in an electronic order book. TTR's matching engine will then automatically match orders, but customers will also be able to select individual bid or ask orders.

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1 The concept of permanent seat licenses ("PSLs") in sports is not new. A seat license gives the purchaser the right and obligates the owner to purchase a season ticket for a sports team's games at a specified venue in exchange for a one-time payment. Each seat license is for a specified seat and the price of the seat license usually depends on the location and desirability of the seat. The sports team determines the initial cost of the seat license. As part of a typical permanent seat license, the purchaser of the PSL also is obligated to purchase the underlying tickets for the entire season.

Since seat licenses became popular some years ago, sports teams have used them to raise funds to build new stadiums or renovate existing facilities. For example, the Chicago Bears are selling seat licenses to raise funds to build an almost entirely new Soldier Field. The seat licenses give a permanent right to the holder of the seat license to purchase season tickets for a specified seat for as long as the Bears play in their new stadium. About 45% of the seats in Soldier Field are subject to seat licenses. Other fans will be able to purchase season and event tickets for seats that are not covered by seat licenses.

2 Playoff ticket rights, such as the Contingent Event Certificates ("CECs"), vary among sports teams. TTR hopes to standardize CECs among TTR clients, but recognizes that local markets and conditions may dictate some details specific to a particular sports team or site. Although TTR will not be a party to the contract between the sports team and the CEC holder, TTR will facilitate collection of amounts payable and the delivery of tickets.

TTR also may use other transaction models, such as a forward or "moving" auction and automatically switch between transaction models depending on supply and demand factors. All transactions on TTR will be subject to rules and regulations that, among other things, govern order matching, payment and delivery, conduct and dispute resolution. As noted earlier, the Company anticipates that the NFA will provide market monitoring and dispute resolution services.

TTR participants also will be able to obtain pricing information (e.g., highest bid, lowest offer, prices of the most recent transactions) to verify the current market interest, identify bids and offers by counterparties (who will remain anonymous), negotiate price and buy or sell in real-time. As already noted, TTR will be a neutral platform for purchasers and sellers. It will facilitate transactions, but not act as principal or agent in any transaction. It will not assume any obligations of a purchaser or seller.

It is anticipated that there will be mechanisms in place to permit the automatic debit of a purchaser's credit card or bank account and a corresponding transfer to the seller's account. At the time of any debit or transfer, there would be an instantaneous credit check (similar to when purchases are made by credit card). TTR would arrange for delivery of the ticket-related goods to the purchaser, in the case of a ticket, normally just prior to the event, and record the transaction with TTR. It is expected that these purchases and sales of ticket-related goods would be offered the same consumer protections as any other purchase or sale of goods under law.

Fees. The Company expects to charge sports teams and event sponsors who offer seat licenses through TTR a flat fee plus a small percentage of the value of each initial sale. For example, the Company estimates a charge of $100 plus 2% of the amount paid for the sale of a seat license. Resales on TTR of ticket-related goods among registered participants would generate a transaction fee that the Company estimates will be at 10% of transaction value with a minimum of $5 per transaction.

It is anticipated that a specified percentage of a transaction fee from the purchase and sale of a ticket-related good (other than the initial sale of a seat license and related event tickets and CECs) for a particular sports team will be forwarded to that team. Transaction fees would provide teams with an additional revenue source that is currently captured by ticket scalpers and brokers.

Legal Analysis

Neither a seat ticket nor a right to acquire it is a security. It is not inherently an investment medium. Rather, it is a good, a commodity purchased for use or consumption, that is, to attend the baseball or football game or go to the concert. "[W]hen a purchaser is motivated by a desire to use or consume the item purchased . . ., the securities laws do not apply." United Housing Found., Inc. v. Forman, 421 U.S. 837, 852-53 (1975).

Nor does the buying and selling of an event ticket, in the hope that the price of the ticket will increase, involve the trading of a security. The analysis proceeds under the familiar "investment contract" test developed by the United States Supreme Court. The Court defined an investment contract as a transaction or scheme that "involves

[1] an investment of money

[2] in a common enterprise

[3] with profits to come solely from the efforts of others."

SEC v. W.J. Howey Co., 328 U.S. 293, 301 (1946). Subsequently, the Court refined the "efforts of others" prong to refer to the "entrepreneurial or managerial efforts of others." Forman, 421 U.S. at 852.

"Investment of Money"

The purchaser of a ticket will have paid for that ticket. This satisfies the "investment of money" part of the test.

"Common Enterprise"

This test is not satisfied under any of the ways the various circuits have analyzed the "common enterprise" element of the Howey test (horizontal commonality, strict vertical commonality and broad vertical commonality).

-- Horizontal Commonality

Most federal circuits employ horizontal commonality. It exists where each individual investor's fortunes are tied to the fortunes of other investors by the pooling of assets and where the participation of investors is in a pool of profits, i.e., the investors are dependent on the profitability of the enterprise as a whole.

Here, the purchasers of tickets have no financial relationship with each other. Each purchaser's fortune relates to his or her sale of a ticket belonging solely to that purchaser. There is no pooling nor sharing of profits or losses with any other purchaser. Nor, apart from the lack of purchasers' relationships with one another, is there any common enterprise in the usually understood sense of that phrase. Tickets are for seats issued by many teams, some of which will have winning seasons, and others, losing seasons.

-- Strict Vertical Commonality

Strict vertical commonality (followed only by the Ninth Circuit) requires that the success of investors be tied to the success of the promoters. Fortunes of the investors must be interwoven with and dependent on the efforts and success of those seeking the investment of third parties. See Brodt v. Bache & Co., 595 F.2d 459, 460 (9th Cir. 1978)(citing SEC v. Turner Enterprises, Inc., 474 F.2d 476, 482 n.7 (9th Cir. 1973)).

If the promoter is viewed as TTR, the fortune of a ticket speculator is independent of how successful or not the TTR market will be.

If the promoter is viewed as a team, while a team's intent almost always is to make a profit, the team's profitability does not necessarily correlate with the demand for tickets. People will purchase tickets for a myriad of reasons, not necessarily only because the home team is playing well, such as community pride, socializing, entertaining clients, watching a certain player or an opposing team, or simply enjoying the experience of going to the ball game. In addition, there may be prestige or social standing in owning tickets for a particular team's games. These are all factors that may affect the value of the ticket. Thus, strict vertical commonality is not present.

-- Broad Vertical Commonality

Unlike strict vertical commonality, where the fortunes of the investors must be tied to the fortunes and efforts of the promoters, in order to establish broad vertical commonality the fortunes of the investors need only be linked to the efforts or expertise of the promoters. See, e.g., SEC v. Koskot, 497 F.2d 473, 478-79 (5th Cir. 1974). This invites the same or similar analysis as in evaluating the "efforts of others" element that we discuss below. Broad vertical commonality is not present. As we discussed before, there are many reasons that might drive the demand for a ticket. The resale price of a ticket is not dependent on the promoter's efforts. Whatever expertise a team's owner possesses is not the same expertise on which ticket purchasers are relying to obtain a better price for the sale of their tickets. For example, home teams with losing records, poor fan attendance and minimal profitability have often seen a surge in demand for their tickets and related secondary market price increases when an opposing team with certain players, such as Michael Jordan, comes to play the home team.

"Profits to Come Solely from the Efforts of Others"

-- Profits

Under the third prong of the Howey test for the existence of an investment contract, the presence of profit alone will not satisfy the profit requirement. Rather, a participant in the subject enterprise must be led to expect profits. See Howey, 328 U.S. at 298-99. Here, the motivation of the participant in deciding to partake in the enterprise is relevant. An insignificant or incidental profit motive will not suffice. Indeed, "where those who purchase something for the primary desire to use or consume it, the securities laws do not apply." Rice v. Branigar Organization, Inc., 922 F.2d 788, 790 (11th Cir. 1991) (citing Forman, 421 U.S. at 837); see also Aldrich v. McCulloch Properties, Inc., 627 F.2d 1036, 1040 (10th Cir. 1980) (discussing expectation of profit element in context of purchase of real estate and concluding that "if the benefit to the purchasers . . . was largely their own use and enjoyment, the necessary expectation of profit is missing") (citing Forman, 421 U.S. at 857).

In the context of TTR, participants will be motivated to purchase tickets for various reasons, including, among others, recreation, socializing and entertaining friends and clients.

These purchasers will be motivated to purchase tickets for their own use and enjoyment, not to hold tickets for investment purposes. Some participants may purchase tickets with the hope of reselling them at a higher price, but any profit resulting from such resale would be highly speculative, as TTR will not guarantee liquidity -- that a buyer can be found, and it will not repurchase the tickets. Such speculative income is insufficient to bring the subject transactions under the purview of the securities laws. See Forman, 421 U.S. at 855-856 (finding that possibility of profits for holders of stock in housing co-op to be derived from (1) "deductibility for tax purposes of the portion of the monthly charge applied to interest on the mortgage"; (2) "space at a cost substantially below the going rental charges for comparable housing"; and (3) "the possibility of net income derived from the leasing ... of commercial facilities, professional offices and parking spaces, and its operation of community washing machines", did not constitute source of profits, because, among other reasons, they were "far too speculative and insubstantial to bring the entire transaction within the Securities Acts").

Given that purchasers will, at best, have varying motives for purchasing tickets and a speculative chance of profiting from their purchases, an expectation of profit under the Howey test is not present.

-- Solely from the Efforts of Others

The meaningful efforts here are not those of others – they are those of the purchasers and sellers of the tickets, in deciding whether to attend the event, and if not to attend the event, how much to ask or bid for the tickets, and in developing their strategies for trading. The teams provide the tickets and TTR provides a neutral platform for the purchase and sale of the tickets, but neither of them provides any meaningful entrepreneurial or managerial efforts upon which the fortunes of investors depend.

Accordingly, under the traditional investment contract analysis, no security is present here.

The Gary Plastic Decision

We also address the somewhat separate analytical question of whether the providing of a trading platform for the purchase and sale of the tickets, together with the Company's relationship with the teams, constitutes a common enterprise that itself could be considered a security. We do so in light of the decision in Gary Plastic Packing Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985). In that case, Merrill Lynch marketed jumbo insured certificates of deposit that it had obtained from banks, maintained a secondary market for their trading, and agreed to repurchase them. The Second Circuit found that the arrangement satisfied the Howey test. The court said that investors in the jumbo certificates of deposit expected that the profits would come solely from the efforts of Merrill Lynch and the banks from which Merrill Lynch purchased the certificates of deposit in bulk. Investment was motivated by the potential for price appreciation due to interest rate fluctuation coupled with the liquidity of the certificates of deposit because of Merrill Lynch's market-making activities and its agreement to purchase the certificates of deposit from the investors.

The court of appeals reviewed the securities and banking legislation of the early 1930's and noted: "The financial transactions at issue, which involve both an investment marketing firm and instruments issued by banking institutions must be analyzed in light of this regulatory design." 756 F.2d at 237. (See also similar discussion, id. at 241.) It pointed out that ordinary certificates of deposit purchased directly from the issuing banks could be redeemed prior to maturity only by paying a substantial penalty, whereas the certificates of deposit sold through Merrill Lynch's program could be purchased by others on the secondary market that Merrill Lynch was providing. "More importantly, by purchasing through the CD program the investor has the option of selling its CD back to Merrill Lynch if prevailing interest rates drop, thereby realizing profits from capital appreciation." Id. at 240.

While there are similarities, TTR differs from Gary Plastic more than it resembles Gary Plastic. First, the economic inducements held out to participants are different. Part of the determination of whether a particular vehicle is an investment contract turns on the type of economic inducements held out to prospective participants. See SEC v. C.M. Joiner Leasing Corp., 320 U.S 344, 352-53 (1943). In Gary Plastic, Merrill Lynch promised investors competitive yields and repurchase of their certificates of deposit. TTR will make no such inducements to ticket purchasers and will provide no such guarantees. TTR will merely provide a neutral platform to match buyers and sellers, and the nature of its operations and the lack of such inducements distinguish it from Gary Plastic and the accouterments of an investment contract.

Second, the nature of the underlying products is entirely different. In Gary Plastic, the underlying product was a bank-issued certificate of deposit, an inherent investment vehicle. In contrast, TTR will establish a neutral platform for the purchase and sale of sporting event and concert tickets, inherent consumption items.

Third, the method of compensation is different. In Gary Plastic, Merrill Lynch collected the difference or "spread" between the higher rates the banks were paying on their regularly issued CDs and the lower rates set on the CDs specially created for Merrill Lynch's customers. 756 F.2d at 235. "From this differential, Merrill Lynch receives a commission for its services...." Id. at 240. In contrast, TTR receives no spread. Rather, its compensation for seat licenses from team owners is expected to be $100 plus 2% of the amount paid and from resales of tickets a transaction fee of about 10% with a minimum of $5.

Fourth, TTR doesn't package in any way the event tickets others will buy or sell; it makes no purchases of tickets on its own account as principal which it would resell to ticket purchasers; nor does it act as agent for any purchaser or seller. As noted earlier, it merely provides a neutral marketplace.

Fifth, the services that are anticipated to be provided to TTR by the National Futures Association differ entirely from the services provided by Merrill Lynch, which were selection of CDs by issuing banks and promises of competitive returns and repurchase of the CDs. The NFA: will provide to TTR a surveillance system to monitor trading activities in order to identify and deter trading abuses, including the investigation of complaints from market users; make financial and other background checks on persons seeking to register with TTR; and provide an arbitration and mediation program for resolving disputes between market users.

Finally, the participants' reliance on the efforts and skill of the promoters is entirely different. Such reliance is an important factor in determining whether a security exists. See Connors v. Lexington Ins. Co., 666 F. Supp. 434, 441 (E.D.N.Y. 1987) (citing Gary Plastic, 756 F.2d at 240-41). In Connors, the court noted that the company in the case before it "touted itself as an expert in the precious metals market and investors relied on that representation [and it] implicitly promised to use its skill and effort ... in guaranteeing an 18% annual rate of return to each investor." The Connors court cited Gary Plastic's emphasis on "the significance of an investor's decision to invest 'made in reliance on the efforts, knowledge and skill' of the promoter...." In Gary Plastic, Merrill Lynch took efforts to select banks having certificates of deposit with competitive yields. Merrill Lynch approved of and regularly monitored each bank issuing certificates of deposit in its program and investors relied on Merrill Lynch's expertise in this regard. In contrast, TTR is not providing any evaluation or review for customers and they are not relying on the judgment of TTR, or the Company, in any way. Cf. Bradford v. Moench, 809 F.Supp. 1473, 1483 (D. Utah, 1982) (citing Gary Plastic as "holding that resale of federally insured certificates of deposit by a broker in the secondary market" made it security (emphasis added). Here, TTR is not providing any intermediating services; it is simply providing a mechanism for the participants to purchase and sell tickets using their own judgment. See also Dubach v. Weitzel, 135 F.3d 590, 592 (8th Cir. 1998): in Gary Plastic, "customers relied on skill and financial stability of brokerage firm...."

In sum, because there is no common enterprise and any speculative expectation of profits results from the active conduct of the ticket purchaser and not from others, the Howey test is not met and a security is not involved. This result accords with common sense. The Howey test is an analytic tool to determine if essentially passive investors are investing in a business run by someone else; that is not the case here.

We are of the opinion that the business model described in this letter does not constitute or involve a security and would not constitute the offer and sale of securities. We respectfully request the staff's confirmation that if the operations occur substantially as described, the Division will not recommend to the Commission that it take any enforcement action.

Yours truly,

Paul Gonson

Paul Gonson